Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Inland Western Retail Real Estate Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-151007) on Form S-3 of Inland Western Retail Real Estate Trust, Inc. of our reports dated March 31, 2009, with respect to the consolidated balance sheets of Inland Western Retail Real Estate Trust, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations and other comprehensive (loss) income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Inland Western Retail Real Estate Trust, Inc.

(signed) KPMG LLP

Chicago, Illinois
March 31, 2009